Segmental Information Summary

Tenon is a New Zealand-based processing, marketing and distribution Group, represented by two divisions - the Structural Consumer Solutions segment and the Appearance Consumer Solutions segment. Each segment has a distinct market and product focus:

(i) The Structural Consumer Solutions segment supplies structural lumber, plywood and treated outdoor products to the residential and light commercial building sectors in New Zealand and Australia, and treated posts and poles to the rural, viticulture and infrastructure sectors in New Zealand. In addition, the Structural Consumer Solutions segment supplies manufacturing grade lumber to the industrial sector in New Zealand and Asia and appearance grade lumber to Asian furniture manufacturers. The Structural Consumer Solutions segment operates four processing sites: the Kawerau Sawmill and Remanufacturing Plant; the Rainbow Mountain Sawmill; the Mount Maunganui Plywood Mill; and Ramsey Roundwood. All of these sites are located in or around the central North Island of New Zealand.

(ii) The Appearance Consumer Solutions segment takes clear wood from pruned logs through to high value moulding and millwork uses in the United States. Radiata pine is a competitive substitute in many applications for diminishing United States supplies of Ponderosa pine. The Appearance Consumer Solutions segment has strong supplier relationships for finished mouldings and boards with the two largest home improvement chains in the United States: The Home Depot, through American Wood Moulding, in which the Group holds a 50% interest; and Lowe's, through a 67% shareholding in The Empire Company. The Home Depot, Lowe's and other major United States retailers are demanding environmentally certified wood products from their suppliers and the Appearance Consumer Solutions segment's access to an environmentally certified (by the Forest Stewardship Council) resource, together with its integrated supply chain, confers a significant competitive advantage. The Appearance Consumer Solutions segment also supplies appearance grade lumber to a number of US moulding and millwork manufacturers. The Appearance Consumer Solutions segment operates two plants in New Zealand, the Taupo Sawmill and the Taupo Mouldings Plant, and has a sales office in the United States. As well as providing a channel to market for Tenon's New Zealand products, Empire and American Wood Moulding also source significant quantities of finished mouldings from other suppliers. These two distribution companies operate from over one million square feet of warehouse space at eight locations throughout the United States.

Support includes shared service overheads and assets not specific to the Structural Consumer Solutions or Appearance Consumer Solutions segments. Prior to the sale of the forest assets, shared service overheads not specific to the Structural Consumer Solutions or Appearance Consumer Solutions segments were included in the Forests and Supply segment and included in discontinued operations.

December 2004	Structural NZ$m	Appearance NZ$m	Support[1] NZ$m	Other[2] NZ$m	Tenon NZ$m
Sales Revenue	154	199	0	0	**353**
Other Revenue		8	6		**14**
Operating Revenue	154	207	6		**367**
Earnings before Interest, Taxation, Depreciation, Amortisation and Unusual Items	11	27		(2)	**36**
Depreciation and Amortisation	(4)	(3)	(1)		**(8)**
Operating Earnings before Unusual Items	7	24	(1)	(2)	**28**
Unusual Items					
Operating Earnings	7	24	(1)	(2)	**28**
Total Assets	146	161	246	10	**563**
Investments in Associates included in Total Assets - Equity		26			**26**
- Loan					
Capital Expenditure	9	1			**10**

	Europe	North America	Australia	New Zealand	Asia	Total
Total Operating Revenue by Destination	1	186	22	125	33	**367**
Total Operating Earnings		19		9		**28**
Total Assets	1	109		453		**563**

(1) Relates to interest income on cash ($6 million) and included within operating expenses are overheads of $7 million and included within total assets is $214 million of cash.

(2) Relates to realised foreign exchange losses ($2 million) not attributed to a specific business segment and discontinued assets ($10 million).

June 2004	Structural NZ$m	Appearance NZ$m	Support[1] NZ$m	Other[2] NZ$m	Tenon NZ$m
Sales Revenue	251	286	0	0	**537**
Other Revenue		17	2		**19**
Operating Revenue	251	303	2		**556**
Earnings before Interest, Taxation, Depreciation, and Unusual Items	21	37	(3)	9	**64**
Depreciation	(7)	(6)	(1)		**(14)**
Operating Earnings before Unusual Items	14	31	(4)	9	**50**
Unusual Items			(2)		**(2)**
Operating Earnings	14	31	(6)	9	**48**
Total Assets	143	177	170	133	**623**
Investments in Associates included in Total Assets - Equity		25			**25**
- Loan		9			**9**
Capital Expenditure	6	6			**12**

	Europe	North America	Australia	New Zealand	Asia	Total
Total Operating Revenue by Destination		269	35	205	47	**556**
Total Operating Earnings		33		15		**48**
Total Assets	1	113		509		**623**

(1) Prior to the sale of the forest assets, shared service overheads not specific to the Structural Consumer Solutions or Appearance Consumer Solutions segments were included in the Forests and Supply segment and included in discontinued operations. Includes interest income on cash ($2 million), also included within the operating expenses from continuing operations are overheads of $6 million for June 2004 (being support costs post the forest assets sale). Support costs on an annualised basis are estimated at $15 million.

(2) Relates to foreign exchange gains on net foreign denominated debt instruments ($9 million) not attributed to a specific business segment and discontinued assets ($133 million).

December 2003	Structural NZ$m	Appearance NZ$m	Support[1] NZ$m	Other[2] NZ$m	Tenon NZ$m
Sales Revenue	108	95	0	0	**203**
Other Revenue		9			**9**
Operating Revenue	108	104			**212**
Earnings before Interest, Taxation, Depreciation, and Unusual Items	13	13		6	**32**
Depreciation	(4)	(3)			**(7)**
Operating Earnings before Unusual Items	9	10		6	**25**
Unusual Items					
Operating Earnings	9	10		6	**25**
Total Assets	123	160		795	**1,078**
Investments in Associates included in Total Assets - Equity		20			**20**
- Loan		9			**9**
Capital Expenditure	1	4			**5**

	North America	Australia	New Zealand	Asia	Total
Total Operating Revenue by Destination	96	18	85	13	**212**
Total Operating Earnings	12		13		**25**
Total Assets	104		974		**1,078**

(1) Prior to the sale of the forest assets, shared service overheads not specific to the Structural Consumer Solutions or Appearance Consumer Solutions segments were included in the Forests and Supply segment and included in discontinued operations.

(2) Relates to foreign exchange gains on net foreign denominated debt instruments not attributed to a specific business segment and discontinued assets ($795 million).